

Dan Smith · 3rd

Founder and CEO

San Francisco Bay Area · Contact info

500+ connections

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MedWave Software Solutions, Inc.

Experience

Founder and CEO

MedWave Software Solutions, Inc. · Full-time

Sep 2012 – Present · 9 yrs

Sebastopol, California, United States

Responsible for providing strategic, financial and operational leadership for the company. Work closely with the Board of Directors and senior leadership team. Develop high quality business strategies and plans ensuring alignment with long and short-term company goals. Also responsible for the design and development of our HarmoniMD hospital information software platform.

Chairman Board of Directors

Sonoma West Medical Center

2015 – Aug 2021 · 6 yrs

Business Owner
The French Garden Restaurant
2006 – 2016 · 10 yrs

Founder & CEO
The Master Builder
1981 – 2001 · 20 yrs

Skills & endorsements

Leadership · 12

Ray Plummer and 11 connections have given endorsements for this skill

Philanthropy · 7

Wanes Barsemian MD MMM FHM CDIP and 6 connections have given endorsements for this skill

Healthcare Management · 7


Endorsed by **Wanes Barsemian MD MMM FHM CDIP and 1 other who is highly skilled at this**

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